UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

June 25, 2026

Date of Report (Date of earliest event reported)

Archimedes Tech SPAC Partners II Co.

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-42514	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2093 Philadelphia Pike #1968 Claymont, DE	19703
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (725) 312-2430

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share, par value $0.0001 per share, and one-half of one redeemable Warrant	ATIIU	The Nasdaq Stock Market LLC
Ordinary Shares	ATII	The Nasdaq Stock Market LLC
Warrants	ATIIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On June 25, 2026, Forge Nano, Inc., a Delaware corporation (“Forge Nano”), issued a press release announcing its strategic partnership with Samsung SDI to enable U.S. production of advanced battery cells.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Important Information and Where to Find It

Additional information about the proposed business combination, including a copy of the related Agreement and Plan of Merger (the “Merger Agreement”), dated April 20, 2026, by and among Archimedes Tech SPAC Partners II Co. (“ATII”), ATII Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of ATII (“Pubco”), ATII Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of ATII, ATII Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of ATII, and Forge Nano (the “proposed business combination”), has been filed by ATII in a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”). In connection with the proposed business combination, Pubco and Forge Nano have filed documents with the SEC, including a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a proxy statement/prospectus of ATII, relating to the proposed business combination. After the SEC declares the Registration Statement effective, the Registration Statement will be mailed to ATII’s shareholders in connection with the proposed business combination. This Current Report on Form 8-K is not a substitute for the proxy statement/prospectus contained in the Registration Statement or any other document that may be filed by Pubco with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Any vote in respect of resolutions to be proposed at ATII’s extraordinary general meeting to approve the proposed business combination or other responses in relation to the related proposed transactions should be made only on the basis of the information contained in the Registration Statement. Investors and security holders may obtain free copies of these documents (as they become available) and other related documents filed with the SEC at the SEC’s website at www.sec.gov or by directing a request to: Archimedes Tech SPAC Partners II Co., 2093 Philadelphia Pike #1968, Claymont, DE 19703.

Participants in The Solicitation

Each of ATII, Pubco, Forge Nano and their respective directors, executive officers and other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from shareholders of ATII in favor of the proposed business combination. Information about ATII’s directors and officers is set forth in ATII’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (the “Annual Report on Form 10-K”), which was filed with the SEC on March 4, 2026, and ATII’s other filings with the SEC. Additional information concerning the interests of ATII’s participants in the solicitation, which may, in some cases, be different than those of ATII’s shareholders generally, are set forth in the Registration Statement relating to the proposed business combination. These documents are available free of charge at the SEC’s web site at www.sec.gov.

No Offer Or Solicitation

This Current Report on Form 8-K is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This Current Report on Form 8-K includes forward-looking information about, among other topics, the proposed business combination. All statements, other than statements of present or historical fact, included in this Current Report on Form 8-K regarding the proposed business combination, ATII’s, Pubco’s and Forge Nano’s ability to consummate the proposed business combination, the benefits of the proposed business combination and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management, are forward-looking statements. When used in this Current Report on Form 8-K, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on the current expectations and assumptions of ATII’s, Pubco’s and Forge Nano’s management about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, ATII, Pubco and Forge Nano disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this Current Report on Form 8-K.

ATII, Pubco and Forge Nano caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ATII, Pubco or Forge Nano. Risks and uncertainties include, among other things: (i) risks related to the occurrence of any event, change or other circumstances that could delay the proposed business combination or give rise to the termination of the agreements related thereto; (ii) risks related to the outcome of any legal proceedings that may be instituted against ATII, Pubco or Forge Nano following announcement of the transactions; (iii) risks related to the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of ATII, Pubco and Forge Nano, or other conditions to closing in the Merger Agreement; (iv) the risk that the proposed business combination disrupts ATII’s, Pubco’s or Forge Nano’s current plans and operations as a result of the announcement of the transactions; (v) risks related to Forge Nano’s ability to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of Forge Nano to grow and manage growth profitably following the proposed business combination; (vi) risks related to costs related to the proposed business combination; (vii) risks related to changes in applicable laws or regulations; (viii) risks related to Forge Nano’s ability to successfully develop and deploy new technologies to address the needs of its customers; (ix) risks related to the effects of competition on Forge Nano’s business, financial condition and results of operations; (x) risks related to the availability and cost of the raw materials necessary for the production of Forge Nano’s products; (xi) risks related to Forge Nano’s ability to meet the specifications and requirements of its customers or adequately provide them with effective support and services; (xii) risks related to delays in the construction and operation of production facilities; (xiii) risks related to intellectual property infringement, data protection, and other losses; (xiv) risks related to the amount of redemption requests made by ATII’s public shareholders; (xv) risks related to the combined company’s ability to operate effectively as a public company, including its ability to implement controls and procedures required for public companies following the business combination; (xvi) risks related to changes in domestic and foreign business, market, financial, political and legal conditions; (xvii) risks related to the possibility that ATII, Pubco or Forge Nano may be adversely affected by other economic, business, and/or competitive factors; and (xviii) other risks discussed in ATII’s Annual Report on Form 10-K and that are presented in the Registration Statement. There may be additional risks that ATII, Pubco or Forge Nano presently do not know or that ATII, Pubco or Forge Nano currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of the risks or uncertainties described in this Current Report on Form 8-K, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed or implied in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in ATII’s periodic filings with the SEC, including ATII’s Annual Report on Form 10-K and the Registration Statement. These SEC filings are available free of charge on the SEC’s website at www.sec.gov.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of ATII, Pubco and Forge Nano described in the “Risk Factors” and “Forward-Looking Statements” sections of the Registration Statement and other documents filed or to be filed by any of them from time to time with the SEC, all of which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ATII, Pubco and Forge Nano assume no obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. None of ATII, Pubco or Forge Nano gives any assurance that it will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Press Release dated June 25, 2026
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2026

ARCHIMEDES TECH SPAC PARTNERS II CO.

By:	/s/ Long Long
Name:	Long Long
Title:	Chief Executive Officer

Exhibit 99.1

Forge Nano Forms Landmark Strategic Partnership with Samsung SDI to Enable U.S. Production of Advanced Battery Cells

•	Forge Nano to construct North Carolina Gigafactory with Samsung SDI support; manufacturing expected to begin in 2028

•	Samsung SDI to help Forge Nano establish and begin operations of the Gigafactory, providing operational and manufacturing support

•	Forge Nano to produce Samsung SDI battery cells alongside its existing cell products

•	Samsung SDI signs conditional procurement contract to purchase cells manufactured from the Gigafactory beginning in 2028

•	Forge Nano becomes authorized distributor of Samsung SDI cells to supply within the U.S. market

•	Samsung SDI accelerating development efforts to incorporate Forge Nano’s Atomic Armor technology into their future battery products

DENVER and Morrisville, N.C. – June 25, 2026 (GLOBE NEWSWIRE) – Forge Nano, Inc., a leading U.S. based semiconductor equipment and advanced materials company pioneering Atomic Layer Deposition (“ALD”) technology for artificial intelligence (“AI”)-era chip manufacturing and defense battery applications, which has signed an agreement to merge with Archimedes Tech SPAC Partners II Co. (“Archimedes II”) (NASDAQ: ATII), today announced a strategic partnership with Samsung SDI.

Under the terms of this agreement, Samsung SDI will assist Forge Nano in the construction of the 3-gigawatt hour per year (3 GWh per year) battery manufacturing facility to ensure high-throughput battery production. Following Gigafactory completion, Forge Nano expects to produce Samsung SDI battery cells alongside its existing cell products in the Morrisville, North Carolina facility.

Samsung SDI has also entered into a conditional procurement agreement to purchase battery cells produced at Forge Nano's Gigafactory starting in 2028. Additionally, Forge Nano will distribute Samsung SDI battery cells in the U.S. as an authorized distributor.

“This is a landmark agreement unlike anything we’ve seen in the global battery industry today,” said Paul Lichty, CEO of Forge Nano. “For the first time, a U.S. battery technology company will partner with a tier-1 battery manufacturer to produce their cells on American soil. This same partner is committing to ensure our operational excellence and will buy cells from that facility so they can be delivered to critical U.S. markets. This model enables Forge Nano to mitigate scaling risk and directly supply high-performance, U.S.-made battery cells to domestic defense and other critical infrastructure customers that require secure, domestic manufacturing.”

Forge Nano is investing between $300 and $330 million, subsidized by a $100 million grant from the Department of Energy, to build a 3 GWh per year advanced battery plant in Morrisville, NC, that will leverage Samsung SDI’s manufacturing expertise and supply chain pricing. The facility will produce both Samsung SDI cell products and Forge Nano’s Atomic Armor™ cell products, and is expected to be fully operational by 2028, enabling domestic production of Samsung SDI cells for non-consumer automotive applications.

The Morrisville Gigafactory is expected to play a critical role in expanding U.S. battery manufacturing capacity, supporting defense and industrial applications, and strengthening domestic supply chains.

ABOUT FORGE NANO

Forge Nano is a leading U.S. based semiconductor equipment and advanced materials company pioneering Atomic Layer Deposition (“ALD”) technology for AI-era chip manufacturing and defense battery applications via its platform technology, Atomic Armor®. Atomic Armor® is a scalable, adaptable nano-scale coating system that strengthens America’s most critical systems – at the atomic level. The superior surface coatings produced by Forge Nano’s Atomic Armor® process allow partners to unlock peak performance. Learn more at https://www.forgenano.com.

ABOUT ARCHIMEDES II

Archimedes II is a Cayman Islands exempted company led by Chairman Eric R. Ball and CEO Long Long and is comprised of technology investors, corporate finance veterans, engineers and SPAC specialists. ARCHIMEDES II was formed as a special purpose acquisition company, or SPAC, for the purpose of effecting a merger with one or more businesses in the technology industry. Archimedes II completed its $230 million IPO in February 2025, and its units, ordinary shares and warrants currently trade on the NASDAQ under the ticker symbols “ATIIU,” “ATII” and “ATIIW,” respectively. The team’s prior SPAC, Archimedes Tech SPAC Partners Co., successfully closed its merger with SoundHound AI, Inc. in April 2022. Learn more at https://www.archimedesspac2.com.

IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the proposed business combination, ARCHIMEDES II Holdings, Inc., a wholly-owned subsidiary of Archimedes II (“Pubco”) and Forge Nano have filed documents with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 (the “Registration Statement”), which includes a proxy statement/prospectus of ARCHIMEDES II, relating to the proposed business combination. After the SEC declares the Registration Statement effective, the Registration Statement will be mailed to ARCHIMEDES II’s shareholders in connection with the proposed business combination. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Any vote in respect of resolutions to be proposed at ARCHIMEDES II’s extraordinary general meeting to approve the proposed business combination or other responses in relation to the proposed transaction should be made only on the basis of the information contained in the Registration Statement. Investors and security holders may obtain free copies of these documents (as they become available) and other related documents filed with the SEC at the SEC’s website at www.sec.gov or by directing a request to: Archimedes Tech SPAC Partners II Co., 2093 Philadelphia Pike #1968, Claymont, DE 19703.

PARTICIPANTS IN THE SOLICITATION

Each of ARCHIMEDES II, Pubco, Forge Nano and their respective directors, executive officers and other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from shareholders of ARCHIMEDES II in favor of the proposed business combination. Information about ARCHIMEDES II’s directors and officers is set forth in ARCHIMEDES II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 4, 2026 and ARCHIMEDES II’s other filings with the SEC. Additional information concerning the interests of ARCHIMEDES II’s participants in the solicitation, which may, in some cases, be different than those of ARCHIMEDES II’s shareholders generally, are set forth in the Registration Statement relating to the proposed business combination. These documents are available free of charge at the SEC’s web site at www.sec.gov.

NO OFFER OR SOLICITATION

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

FORWARD LOOKING STATEMENTS

This communication includes forward-looking information about, among other topics, the proposed business combination. All statements, other than statements of present or historical fact included in this communication regarding the proposed business combination, ARCHIMEDES II’s, Pubco’s and Forge Nano’s ability to consummate the proposed business combination, the benefits of the proposed business combination and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on the current expectations and assumptions of ARCHIMEDES II’s, Pubco’s and Forge Nano’s management about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, ARCHIMEDES II, Pubco and Forge Nano disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication.

ARCHIMEDES II, Pubco and Forge Nano caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ARCHIMEDES II, Pubco or Forge Nano. Risks and uncertainties include, among other things: (i) risks related to the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) risks related to the outcome of any legal proceedings that may be instituted against ARCHIMEDES II, Pubco or Forge Nano following announcement of the transactions; (iii) risks related to the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of ARCHIMEDES II, Pubco and Forge Nano, or other conditions to closing in the definitive agreement for the business combination; (iv) the risk that the proposed business combination disrupts ARCHIMEDES II’s, Pubco’s or Forge Nano’s current plans and operations as a result of the announcement of the transactions; (v) risks related to Forge Nano’s ability to realize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of Forge Nano to grow and manage growth profitably following the proposed business combination; (vi) risks related to costs related to the proposed business combination; (vii) risks related to changes in applicable laws or regulations; (viii) risks related to Forge Nano’s ability to successfully develop and deploy new technologies to address the needs of its customers; (ix) risks related to the effects of competition on Forge Nano’s business, financial condition and results of operations; (x) risks related to the availability and cost of the raw materials necessary for the production of Forge Nano’s products; (xi) risks related to Forge Nano’s ability to meet the specifications and requirements of its customers or adequately provide them with effective support and services; (xii) risks related to delays in the construction and operation of production facilities; (xiii) risks related to intellectual property infringement, data protection, and other losses; (xiv) risks related to the amount of redemption requests made by ARCHIMEDES II’s public shareholders; (xv) risks related to Forge Nano’s ability to operate effectively as a public company, including its ability to implement controls and procedures required for public companies following the business combination; (xvi) risks related to changes in domestic and foreign business, market, financial, political and legal conditions; (xvii) risks related to the possibility that ARCHIMEDES II, Pubco or Forge Nano may be adversely affected by other economic, business, and/or competitive factors; and (xviii) other risks discussed in ARCHIMEDES II’s Annual Report on Form 10-K and that are presented in the Registration Statement. There may be additional risks that ARCHIMEDES II, Pubco or Forge Nano presently do not know or that ARCHIMEDES II, Pubco or Forge Nano currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed or implied in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in ARCHIMEDES II’s periodic filings with the SEC, including ARCHIMEDES II’s Annual Report on Form 10-K, and the Registration Statement. These SEC filings are available free of charge on the SEC’s website at www.sec.gov.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of ARCHIMEDES II, Pubco and Forge Nano described in the “Risk Factors” and “Forward-Looking Statements” sections of the Registration Statement and other documents filed or to be filed by any of them from time to time with the SEC, all of which are available at www.sec.gov. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ARCHIMEDES II, Pubco and Forge Nano assume no obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. None of ARCHIMEDES II, Pubco or Forge Nano gives any assurance that it will achieve its expectations.

Contacts:

Media Contact
Will McKenna
Brand Communications Director, Forge Nano
wmckenna@forgenano.com

Investor Relations Contact
Bryan Baritot
Alliance Advisors IR
ForgeNanoIR@allianceadvisors.com